ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2022

TABLE OF CONTENTS



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 F 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 28, 2023

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	570,541
Commissions receivable		8,647
Placement fee receivable		10,014
Securities owned, at fair value		572,000
Prepaid expenses and other assets		29,862
Deposit held at clearing broker		100,000
Furniture and equipment, less accumulated depreciation of $42,620		5,788
TOTAL ASSETS	$	1,296,852

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation costs	$	279,822
Accounts payable, accrued expenses, and other liabilities		94,618
Due to Parent and other related parties		68,539
Total liabilities		442,979
Commitments and contingencies		
Member's equity		853,873
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,296,852

See accompanying notes to financial statement.

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Organization</u>

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

<u>Use of Estimates</u>

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Securities Transactions</u>

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable, if the right of offset exists.

Marketable securities are stated at fair value.

<u>Concentration of Credit Risk</u>

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.

<u>Furniture and Equipment</u>

Furniture and equipment are stated at cost, less accumulated depreciation.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone basis.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. On December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker.

Major Customers

During 2022, three of the Company's customers each accounted for more than 10% of the Company's commission revenue. In aggregate, these customers accounted for approximately 50% of total commission revenue. Each of these entities is related to the Company by common ownership, management, or employment.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a

NOTE 1.   <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Fair Value Measurements (Continued)</u>

principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>Credit Losses on Financial Instruments</u>

The credit loss methodology, Current Expected Credit Losses ("CECL"), as provided for in Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326), requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

NOTE 1. <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Credit Losses on Financial Instruments (Continued)</u>

For financial assets measured at cost (e.g., cash and cash equivalents, commission receivables, and due from clearing broker), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

<u>Subsequent Events</u>

The Company has evaluated subsequent events occurring through February 28, 2023, the date on which this financial statement was issued. In January 2023, the Company received $75,000, as a capital contribution from Parent.

NOTE 2. <u>**FURNITURE AND EQUIPMENT**</u>

Furniture and equipment at December 31, 2022 consisted of the following:

Furniture and equipment	$ 48,408
Less: accumulated depreciation	(42,620)
Furniture and equipment, net	$ 5,788

NOTE 3. <u>**RELATED-PARTY TRANSACTIONS**</u>

<u>Expense Sharing Arrangements</u>

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates.

NOTE 3.   <u>**RELATED-PARTY TRANSACTIONS (CONTINUED)**</u>

<u>Securities Owned</u>

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $88,600 of securities of companies in which an officer of the Company serves as a director.

In 2022, the Company sold its holdings of a security of a company in which an officer of the Company serves as a director. The proceeds from such sale amounted to approximately $2,400.

<u>Placement Services</u>

The Company has entered into placement agent agreements (each a "Placement Agreement") with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

In one Placement Agreement, as compensation for these services, the managing member has agreed to pay the Company a placement fee of 35% of management fee and incentive allocations earned by the Managers relating to interests in the vehicle placed by the Company.

In the remaining Placement Agreements, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a markup of 5%. The amount due to employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company.

NOTE 4.   <u>**CONTINGENCIES**</u>

In the normal course of business, the Company may be a party to various litigation and regulatory matters. On December 31, 2022, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 5.   <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2022, the Company had net capital of $601,249, which exceeded the Company's minimum net capital requirement of approximately $501,000. The Company's percentage of aggregate indebtedness to net capital was 73.68% as of December 31, 2022.

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 5. <u>**NET CAPITAL REQUIREMENTS (CONTINUED)**</u>

In 2022, the Company received capital contributions from the Parent amounting to $610,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2024.

NOTE 6. <u>**FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**</u>

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions").

The value of short positions are collateralized by marketable securities and cash held by the clearing broker.

When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2022, the Company did not hold any short positions.

NOTE 7. <u>**EMPLOYEE BENEFIT PLAN**</u>

The Parent adopted a 401(k) plan (the "401(k)") that covers employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any. There was no funding of an employer match with regard to 2022, as of December 31, 2022.

NOTE 8.   <u>**FAIR VALUE MEASUREMENTS**</u>

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 126,805	$ -	$ -	$ 126,805	(a)
Held at bank	1,314	-	-	1,314	(a)
Total money market funds	128,119	-	-	128,119	
Fixed income securities:					
US Treasury Bills	-	76,883	-	76,883	(a)
Equity securities owned, at fair value:					
Consumer discretionary	-	7,140	159,150	166,290	(a)
Energy	150,516	-	-	150,516	(a)
Industrials	-	138	-	138	(a)
Materials	82,017	-	-	82,017	(a)
Real estate	96,040	-	116	96,156	(a)
Total equity securities owned, at fair value	328,573	7,278	159,266	495,117	
Total money market funds and securities owned	$ 456,692	$84,161	$159,266	$ 700,119	

NOTE 8.   <u>**FAIR VALUE MEASUREMENTS (CONTINUED)**</u>

Money market funds, as well as long equity securities included in Level 1, are valued at quoted market prices. US treasury bills and equity securities that have limited market activity are grouped in Level 2.

The Company holds shares in a non-public consumer discretionary company (the "Portfolio Company"). Utilizing market comparable companies, the Company's shares of the Portfolio Company are valued at approximately $159,000 at December 31, 2022, and are included in Level 3 assets in the table above.

There were no transfers into or out of Level 3 investments during 2022.

The following presents information about significant unobservable inputs related to the Fund's Level 3 investments at December 31, 2022.

Quantitative Information about Level 3 Fair Value Measurements:

	Fair Value at 12/31/2022	Valuation Technique	Unobservable Input	Input
Equity securities	$ 159,150	Market Approach	Discount for lack of marketability	40%
			EV/EBITDA(x)	5.2-8.4
			EV/Revenue(x)	0.9-1.9